
Mail Stop 3628

June 4, 2010

By Facsimile and U.S. Mail

Andrew M. Freedman, Esq.
Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **CopyTele, Inc.**
> **Schedule 14A filed by Bruce Johnson, John Reynolds, David Richards,**
> **Lewis Titterton, Robert Webber and the Committee to Enhance Copytele**
> **Filed May 28, 2010**
> **File No. 0-11254**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note that this filing refers security holders to information expected to be contained in the company's preliminary revocation statement. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to

security holders would be inappropriate. If the participants determine to disseminate their consent solicitation statement prior to the distribution of the company's revocation statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

2. On a supplemental basis, advise us as to how the insurgent group was formed. For example, tell us who and how many shareholders you contacted with respect to this solicitation, the nature of these contacts and the content of your communications. In addition, we note that the soliciting material filed on June 1, 2010 refers to "my first public letter just over two weeks ago." Please provide us with a copy of this and any other letters regarding the solicitation. We may have further comment upon review of your response.

3. Please revise to describe your basis for amending the bylaws to fix the number of directors at six and to fill vacancies or for electing directors by written shareholder consent under state law and CopyTele's governing documents.

4. In an appropriate section, please revise to state that there is no assurance that Messrs. Herms, Krusos or Larounis, the remaining directors, will serve with any of your board nominees.

5. Please revise to fill-in the blanks. For example, please disclose the number of shares currently held by the participants, their business address, and the estimated costs of the solicitation.

6. We note that in several places you state that the solicitation is being made by the Committee. Please revise throughout to indicate that the solicitation is also being made by each of the participants.

Who are the Nominees that the Committee is Proposing to Elect to the Board, page 8

7. Please revise to further describe how each nominee is "highly qualified" and "experienced."

Who is Eligible to Consent to the Proposals, page 9

8. We note that the record date for the consent solicitation will either be a date fixed by the Company's board of directors or the first date on which a signed written consent is delivered to the Company. Please disclose how you intend to notify security holders of the record date, once it is determined.

What Should You Do to Consent to Our Proposals, page 10

9. Please revise to include the business address for each participant. Refer to Item 5(b)(1)(i) of Schedule 14A.

Reasons for Our Solicitation, page 11

10. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company's financial and market performance, including but not limited to the following assertions:

    - "The Company has had net losses and negative cash flows from operations in each year since its inception and over the past three fiscal years management has delivered increasing net losses and declining stock prices."

    - "Ten years ago the Company's stock was trading at $2.06 , it recently closed as low as $0.29."

    - "Over the past five years, the Company has consistently underperformed both the Nasdaq Stock Market U.S. Index and the Nasdaq Electronic Components Stock Index."

    - "While the Company is supposed to receive a license fee of $11 million from Videocon, the Company recently reported that it has only received aggregate license fee payments of $2.9 million to date."

    - "Despite ongoing massive and dilutive share issuances, results from these transactions have been minimal to non-existent."

    Please mark any supporting information that you provide to clearly identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify all sources of any data used.

Proposal 2—The Vacancy Proposal, page 16

11. If the bylaw amendment in Proposal 2 is approved, please address how vacancies resulting from newly created directorships will be filled if a majority vote by stockholders is not

obtained to fill the vacancy. For example, will the vacancies merely continue until the next election of directors?

Proposal 3—The Election Proposal, page 17

12. Please revise the description of Messrs. Johnson's and Titterton's business experience over the past five years to include dates. Please also clarify that Mr. Titterton is retired, as disclosed in the Schedule 13D.

13. For each nominee, please revise to describe the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of the registrant's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Solicitation of Consents, page 22

14. We note that consents may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Consent Card

15. Please revise to indicate in bold font at the top of the consent card that the solicitation is not on behalf of the Company. We note that you have included this language at the end of the last page of the card.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions